3-11-02



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-41727

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

cfd Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 East Boulevard Street P.O. Box 2244
(No. and Street)

Kokomo,	IN	46904-2244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Owens (765) 453-9600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grimes, Randy E. d/b/a Randy Grimes, CPA
(Name — *if individual, state last, first, middle name*)

1821 Teasdale Lane	Kokomo	IN	46902-4570
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent A. Owens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of cfd Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

cfd Investments, Inc.

Financial Statements
For the Years Ended
December 31, 2001 and 2000

Randy Grimes, CPA
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

cfd Investments, Inc.

Table of Contents
December 31, 2001 and 2000

Randy Grimes, CPA
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

Independent Auditor's Report

Board of Directors
cfd Investments, Inc.
Kokomo, Indiana

I have audited the accompanying balance sheets of cfd Investments, Inc. as of December 31, 2001 and 2000, and the related statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of cfd Investments, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

My audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11-15 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 15c3-3 of the Securities and Exchange Commission. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Randy Grimes, CPA
Certified Public Accountant
February 15, 2002

cfd Investments, Inc.

Balance Sheets
December 31,

ASSETS

	2001	2000
Current Assets:		
Cash and cash equivalents (Note 2)	$ 57,410	$ 107,708
Investments (Note 1)	56,353	72,966
Commissions and fees receivable	54,434	38,542
Loans and advances	0	53,266
Prepaid expenses and deposits	4,107	4,624
Total Current Assets	172,304	277,106
Property and Equipment (Note 4):		
Computers and software	88,706	72,049
Furniture and equipment	20,180	20,180
Total property and equipment	108,886	92,229
Less: accumulated depreciation	<64,866>	<52,717>
Net property and equipment	44,020	39,512
Other Assets:		
Deferred tax asset (Note 3)	44,773	19,748
Total Other Assets	44,773	19,748
Total Assets	$ 261,097	$ 336,366

cfd Investments, Inc.

Statements of Operations
For the Years Ended December 31,

	2001	2000
Revenues:		
Commission revenues	$ 2,418,031	$ 2,664,745
Total revenues	2,418,031	2,664,745
Operating Expenses:		
Advertising and promotion	75,538	72,862
Clearing costs and fees	125,558	216,951
Commissions expense	1,714,815	1,731,232
Administrative fees	20,442	26,440
Education, seminars and meetings	4,701	10,998
Employee leasing/salaries	282,092	220,827
Telephone expense	16,706	11,746
Fidelity and surety bonds	375	375
Registrations, licenses and assessments	39,947	25,467
Professional services	93,621	206,012
Dues and subscriptions	27,280	23,604
Travel and entertainment	20,205	16,822
Office and computer expense	129,790	85,378
Rent and utilities	30,297	34,583
Repairs and maintenance	4,936	2,887
Interest expense	5	0
Depreciation and amortization	12,147	10,378
Miscellaneous expenses	4,593	1,312
Total expenses	2,603,048	2,697,874
Operating profit <loss>	<185,017>	<33,129>
Other Income:		
Interest and dividend income	4,141	2,555
Realized gain or loss	0	1,614
Unrealized gain or loss	<12,661>	<47,226>
Seminars, fees and miscellaneous	78,316	1,356
Total other income	69,796	<41,701>
Net income <loss> before income taxes	<115,221>	<74,830>
Income taxes:		
State corporate income taxes	<8,972>	<5,803>
Federal corporate income taxes	<16,053>	<15,847>
Total income taxes	<25,025>	<21,650>
Net income <loss> after taxes	$ <90,196>	$ <53,180>

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Statements of Cash Flows
Increase (Decrease) in Cash and Cash Equivalents
For the Years Ended December 31,

	2001	2000
Cash Flows from Operating Activities:		
Cash received from customers	$ 2,384,435	$ 2,713,435
Cash paid to suppliers and employees	<2,553,602>	<2,712,883>
Investment income received	4,141	4,169
Interest paid	<5>	0
Miscellaneous receipts	64,171	1,356
Net Cash Provided <Used> by Operations	<100,860>	6,077
Cash Flows from investing activities:		
Net Proceeds From <Used For>:		
Acquisition of fixed assets	<16,657>	<22,098>
Net acquisition of investments	3,953	<16,875>
Net cash provided <used> in investing activities	<12,704>	<38,973>
Cash Flows from financing activities:		
Net Proceeds From <Used For>:		
Issuance of short-term debt	10,000	0
Repayments of loans and advances	53,266	51,150
Loans and advances	0	<4,000>
Net cash provided <used> in financing activities	63,266	47,150
Net increase <decrease> in cash and cash equivalents	<50,298>	14,254
Cash and cash equivalents, beginning of period	107,708	93,454
Cash and cash equivalents, end of period	$ 57,410	$ 107,708

	2001	2000
Cash Flows from Operating Activities:		
Net income <loss>	$ <90,196>	$ <53,180>
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	12,147	10,378
Unrealized gain <loss>	12,661	47,226
Changes in Operating Assets and Liabilities:		
<Increase> decrease in commissions receivable	<15,890>	60,419
<Increase> decrease in prepaid expenses	517	<1,331>
<Increase> decrease in deferred tax asset	<25,025>	<12,540>
Increase <decrease> in accounts payable	12,637	<7,506>
Increase <decrease> in commissions payable	<7,711>	<28,279>
Increase <decrease> in deferred income taxes	0	<9,110>
Total Adjustments	<10,664>	59,257
Net Cash Provided <Used> by Operations	$ <100,860>	$ 6,077

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Notes to Financial Statements
December 31, 2001 and 2000

Note 1- -Significant Accounting Policies:
cfd Investments, Inc., (the "Company") was incorporated in 1986 under the laws of the state of Indiana. However, no stock was issued, nor were any assets acquired until September, 1989. The Company is engaged in the security brokerage business. The Company was approved by its national regulatory agency, the National Association of Securities Dealers (NASD), effective January 16, 1990.

The books and records are maintained on the accrual basis of accounting, which is in accordance with generally accepted accounting principles. Under this method, income is recognized when earned and expenses when incurred. Commission income and expense are considered earned on the trade date of the transaction, with the exception of mutual funds made by customers directly, whereby income is recognized when commissions are received. Significant policies are described below:

Organization costs:
Organization costs of $ 4,500 were incurred in 1989 for the start-up of the business. These costs have been amortized over 60 months, becoming fully amortized in 1994.

Depreciation:
For book purposes, assets are depreciated over the estimated useful lives, using the straight-line method of depreciation. For tax purposes, assets are recovered under the provisions of the Modified Accelerated Cost Recovery System (MACRS), as provided by the Tax Reform Act of 1986. The difference in these methods is the principle difference between book income as computed under generally accepted accounting principles, and taxable income. For 2001 and 2000, book depreciation and amortization totaled $ 10,267 and $ 10,378, respectively, while tax depreciation was $ 15,377 and $ 12,499.

Investments:
In accordance with industry standards, investments, which represent a mutual fund and securities, are reflected at market value. This value reflects an decrease over historical cost of $ 22,047, of which the current year portion of $ 12,661 is reflected as an unrealized gain <loss> on the statement of operations.

Note 2- -Statements of Cash Flows:
The company considers all short-term, highly liquid investments, which are readily convertible to known amounts of cash, and whose original maturities are three months or less, to be cash equivalents.

cfd Investments, Inc.
Notes to Financial Statements
December 31, 2001 and 2000
(Continued)

Note 3- -Income Taxes:

Due to net operating losses incurred in 1989-1991, 1994-1998 and 2000, there are no income tax liabilities for 2000 or 2001 state or federal income taxes. For 2001 tax purposes, the net operating loss carryforwards, totaling $ 45,591, may be carried forward fifteen or or twenty years from the year incurred, or until used, dependint on its year of origin. For 2001, differences in book and tax depreciation result in a favorable timing difference of $ 3,230, and a favorable timing difference of $ 2,121 for 2000. Under present rules, the the current and cumulative effect of timing differences between financial reporting income and taxable income are recognized in deferred tax liability and deferred tax asset accounts. Presently, the deferred tax asset account represents the income tax effect of remaining net operating loss carryforwards. Deferred tax liabilities represent the tax effect of timing differences in depreciation and unrealized gains or losses on investments.

Note 4- -Fixed Assets:

Fixed assets are recorded at historical cost. Depreciation is recorded using the straight-line method based upon the estimated useful lives of the assets (Note 1). Estimated useful lives of fixed assets, by class, are as follows:

Computers and software	5 years
Furniture and equipment	5-7 years

Changes by classification of fixed assets are summarized as follows:

Asset classification:	2000 Balance	Additions	Disposals	2001 Balance
Computers and software	$ 72,049	$ 16,657	$ 0	$ 88,706
Furniture and equipment	20,180	0	0	20,180
Totals	$ 92,229	$ 16,657	$ 0	$ 108,886

Changes by classification in the related accumulated depreciation are as follows:

Computers and software	$ 44,844	$ 9,263	$ 0	$ 54,109
Furniture and equipment	7,873	2,884	0	10,757
Totals	$ 52,717	$ 12,147	$ 0	$ 64,866

Note 5- -Common Stock:
Effective January 1, 1995, all 108 outstanding shares of preferred stock were exchanged for 27 shares of common stock in a nine-for-two exchange. The shares of preferred stock were surrendered by the shareholders December 31, 1994, with shares of common stock being issued effective January 1, 1995. In addition, three shares of common stock were issued in 1996, for total consideration of $ 9,375. In 1997, 83 shares were issued for total consideration of $ 237,500.

Note 6- -Net Capital Requirements:
The Company is subject to the Securities and Exchange Commision Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

The Company had net capital of $ 100,161 and $ 153,799 at December 31, 2001 and 2000, respectively. These amounts were in excess of its required net capital of $ 50,000 and $ 50,000 by $ 50,161 and $ 103,799, respectively. The Company's net capital ratio was 33.78 percent and 12.30 percent for 2001 and 2000, respectively. There are no loans which are subordinated at December 31, 2001 or 2000.

For purposes of the computation of net capital, the following is the schedule of non-allowable assets:

	2001	2000
Non-marketable securities	$ 18,900	$ 18,900
Loans and advances	0	53,266
Accounts receivable	9,008	19,981
Commissions receivable	625	0
Prepaid expenses	4,107	4,624
Deferred tax asset	44,773	19,748
Fixed assets (net)	44,020	39,512
Totals	$ 121,433	$ 156,031

The Company's computation of net capital under Rule 15c3-1 is presented on the following page.

cfd Investments, Inc.

Computation of Net Capital
December 31,

	2001	2000
Total assets	$ 261,097	$ 336,366
Total liabilities	33,837	18,910
Net worth	227,260	317,456
Add: subordinated loans	0	0
Adjusted net worth	227,260	317,456
Less: non-allowable assets	121,433	156,031
Current capital	105,827	161,425
Less: haircuts	5,666	7,626
Net capital	100,161	153,799
Required net capital	50,000	50,000
Excess net capital	$ 50,161	$ 103,799
Aggregate indebtedness	$ 33,837	$ 18,910
Aggregate indebtedness to net capital	33.78	12.30

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Computation for Determination of Reserve Requirements And Information for Possession or Control Requirements Pursuant to Rule 15c3-3 December 31, 2001 and 2000

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession or control requirements under Securities and Exchange Commission Rule 15c3-3.

Reconciliation of Net Capital Computation and Rule 15c3-3 Reserve Requirement and Unaudited Part II or Part IIA

Net capital per unaudited Part IIA		$ 121,859		$ 153,750
Increase <decrease> in prepaid expense	<5,264>		<3,406>	
Non-allowable portion	5,264	-0-	3,406	
<Increase> decrease in depreciation	<1,880>		<3,075>	
Non-allowable portion	1,880	-0-	3,075	-0-
Increase <decrease> in deferred tax assets	25,025		12,540	
Non-alowable portion	<25,025>	-0-	<12,540>	-0-
<Increase> decrease in accounts payable		<21,698>		<9,061>
<Increase> decrease in deferred income taxes		-0-		9,110
<Increase> decrease in haircuts		-0-		-0-
Net capital per audit		$ 100,161		$ 153,799

Randy Grimes, CPA
Certified Public Accountant
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
cfd Investments, Inc.
Kokomo, Indiana

In planning and performing my audits of the financial statements of cfd Investments, Inc. for the years ended December 31, 2001 and 2000, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by cfd Investments, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I also made a study ot the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization

and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject the the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the information and use of cfd Investments, Inc. management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Randy Grimes, CPA
Certified Public Accountant
February 15, 2002

Randy Grimes, CPA 1821 Teasdale Lane Kokomo, Indiana 46902-4570 (765) 455-8517
Member of the American Institute of CPAs and the Indiana CPA Society